SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

MB Bancorp, Inc.
(Name of Issuer)

Common Stock $0.01 par value per share
(Title of Class of Securities)

55280E104
(CUSIP Number)

Martin Sklar, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Jeffrey Thorp
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 is being filed to disclose the contemplated appointment of the Reporting Person to the Board of the Issuer.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Mr. Thorp acquired the Common Stock to which this Schedule 13D relates for investment purposes. The Reporting Person acquired the Common Stock because he believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to Mr. Thorp, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, but subject to the Standstill Agreement described below and other constraints upon purchases and sales by directors, Mr. Thorp may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Mr. Thorp may deem advisable and/or (ii) to enter into transactions that increase or hedge his economic exposure to the Common Stock without affecting his beneficial ownership of shares of Common Stock.

Mr. Thorp has, from time to time, engaged in, and expects, subject to the Standstill Agreement, to continue to engage in, discussions with members of management, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and other professionals, and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board of Directors  (the "Board"), composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as develop or pursue plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change his intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Pursuant to the Standstill Agreement, by and among the Issuer and the Reporting Person, dated February 20, 2018 (the "Standstill Agreement"), effective as of March 27, 2018, the Board will be expanded by one seat and the Reporting Person will be appointed a director of the Issuer to serve in the class of directors with terms expiring at the Issuer's 2018 Annual Meeting of Stockholders and will be nominated at such meeting to serve until the 2019 Annual Meeting of Stockholders or, in each case, until his successor, if any, is elected and qualified.  Additionally, effective as of March 27, 2018, the Board will cause the board of directors of the Issuer's wholly owned subsidiary, Madison Bank of Maryland (the "Bank"), to expand the Bank's board of directors (the "Bank Board") by one seat and to appoint the Reporting Person to fill the vacancy created by the expansion of the Bank Board to serve in the class of directors with terms expiring at the Bank's 2018 Annual Meeting of Stockholders and to elect the Reporting Person for an additional one year term expiring at the Banks's 2019 Annual Meeting of Stockholders or, in each case, until his successor, if any, is elected and qualified.

Further, pursuant to the Standstill Agreement, the Reporting Person shall not (during the term of the Standstill Agreement, which is scheduled to expire upon the date of the 2019 Annual Meeting of Stockholders) acquire additional shares of Common Stock except in certain limited circumstances, sell or otherwise transfer his Common Stock to certain purchasers that are or would by virtue of such sale or transfer become 5% holders of the Common Stock, or take various actions (without the Board's approval) with respect to the Issuer of an "activist" nature, including without limitation seeking to effect a sale or reorganization of the Issuer or change the composition of the Board, or assist others in doing so, but generally subject to the Reporting Person's fiduciary duty as a director with respect to internal communications.

Mr. Thorp intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, subject to the Standstill Agreement, including, without limitation, proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock or other securities of the Issuer or disposing of some or all of the securities beneficially owned by him, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person's economic exposure with respect to his  investment in the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety as follows.

Mr. Thorp is a party to the Standstill Agreement, as described in Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Standstill Agreement, by and among the Issuer and the Reporting Person, dated February 20, 2018.

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018

/s/ Jeffrey Thorp
Jeffrey Thorp